SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                31 March 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 31 March 2008 re: Annual Report and Accounts





            Secretary's Department
            25 Gresham Street
            London EC2V 7HN                   Direct line:         020 7356 2108
            TNT 89                            Network:                7-400 2108
                                              Switchboard:         020 7626 1500
                                              Fax:                 020 7356 1038
                                              Network Fax:            7-400 1038
                                              Email:Mike.Hatcher@lloydstsb.co.uk


                                                                31st March, 2008


LLOYDS TSB GROUP plc
NOTICE OF 2008 ANNUAL GENERAL MEETING
FORM OF PROXY
ANNUAL REPORT AND ACCOUNTS 2007
ANNUAL REVIEW 2007
NOTIFICATION OF AVAILABILITY OF DOCUMENTS ON THE COMPANY'S WEBSITE


Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:



Financial Services Authority
25 The North Colonnade
Canary Wharf
London  E14 5HS


Telephone no. 020 7676 1000


Lloyds TSB Group plc is registered in Scotland no. 95000


Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     31 March, 2008